SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of March 2004

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of March, 2004.

Contents:

Exhibit 1.    Transcript of CD ROM sent to shareholders in March 2004.

Exhibit 2.    Report and Accounts for year ending 2003

Exhibit 1.

1.

Visual: Ident of BioProgress logo perhaps spinning, coming together etc. (((maybe 10 secs))).

FX: Atmospheric, futuristic, ambient-type music.

2.

Title (((Fades up underneath logo))):

I.

II. A revolution in progress

3.

Visual: Use Hostmoor clip.

V/O:

It’s been a good year for BioProgress and we’re looking forward to telling you about what we’ve achieved. But first, we’d like to give you a bit of background to the BioProgress story.

If you don’t already know, we make both water soluble and biodegradable films and encapsulation process machinery.

(((17 seconds)))

F/X: Music underneath.

BioProgress script – second draft

4.

Visual: Rostrum shot of various BioProgress tablets.

V/O:

Up until recently, there’s been no real alternative to gelatine for enrobing, coating and encapsulating things like dietary supplements, nutritionals, prescription and over the counter pharmaceuticals. As you probably know, gelatine is an animal by-product.

Our films are made of GRAS, or G.R.A.S. materials which means they are all generally regarded as safe and this is one of the reasons there’s so much interest in our products from the pharmaceutical industry worldwide.

But now let’s talk about the highlights of 2003 for BioProgress.

(((31 seconds)))

FX: Music fades up.

5.

Visual: BioProgress logo dissolving into Wall Street Images and then AIM logo.

BioProgress script – second draft

V/O:

After experiencing similar problems to just about everyone listed on NASDAQ Bulletin Board, we switched to the Alternative Investment Market. We were originally going to place £2m but, because of demand, we placed 5. Shares listed at 16p and quickly jumped to 27p.

Interviewed on CNBC’s Power Lunch Europe, BioProgress CEO Graham Hind takes up the story.

(((19 secs)))

FX: More upbeat music fades down and, continues under V/O and fades up to:

6.

Visual: Interview with Graham Hind. (((Begin and interview with a dissolve)))

(((4 mins)))

Interviewer:	Well, thanks very much indeed. So you are listing what at 16p per share?

Graham Hind:	That was the closing price yes.

Interviewer:	Yes, that was the closing price. I don’t know if we have got a chart with where you are now but I think you are either there or…

Graham Hind:	Mid price, we are at 27 and a half.

Interviewer:	27 is exactly where you are. So you have already doubled your money just about.

Graham Hind:	Exactly, well yes, institutions should be very pleased.

Interviewer:	The other thing interesting is originally you were looking to place £2 million and demand meant you ended up placing £5 million. So what have you got that has made everybody so interested in you as a listing?

BioProgress script – second draft

Graham Hind:	I think that the technology companies coming to the market have to have two things. They have to have technology that clearly people can understand and can see a market for and secondly if they have got real customers, quality customers that have signed up then institutions can look at that and say well it is only a time scale here until these revenues are coming in and that’s the proposition we have.

Interviewer:	Lets look at the product first of all. In my hand here, I’ll hold this up to camera three, perfect, now this is a bit of film here. Now what you are essentially doing with this is, you are using this material, yes?

Graham Hind:	Yes

Interviewer:	And then you are using that to wrap pills or liquid pills or whatever.

Graham Hind:	Well very simply, the motivation came from replacing gelatine which is used in soft capsules like cod liver oil and it is used in the United States quite widely to coat tablets.

Interviewer:	What is the advantage of using this over gelatine?

Graham Hind:	The problem is that it is not animal derived. Gelatine comes from animal derivates and there is concern that most of the major pharmaceutical companies are keen to get out of animal derived products. This is made from cellulose from plant materials, the basic formulation is all pre-approved by the regulators so we didn’t have any regulatory hurdles to cross. The thing we have done is there wasn’t much prior art in manufacturing film to these specifications. So we were able to get good patent protection on that.

Interviewer:	Okay, is there anybody else that has got this similar sort of material or can make it?

Graham Hind:	Well there is a general interest in moving away from gelatine and animal derived materials. In terms of coming at it from a film prospective, and our company has two skills, we design film material science and then we design engineering solutions to turn that into processes. We have come rather uniquely at it and obviously pharmaceutical companies that are dealing with us have looked around at alternatives and we wouldn’t have secured the business had we been met.

BioProgress script – second draft

Interviewer:	The problem is you said in the second point people might only react because they look for revenue streams rather than a promise for the future. So what is the revenue?

Graham Hind:	The business model is very similar, it is a simple business model and is very similar to Tetrapak. We supply a machine and then thereafter the machine requires to use the film and that’s when the real revenues come in. A machine costs about US$1.4million and it uses about its equivalent value every year in film. Now where it is interesting is of course pharmaceutical companies will incorporate our film formulation into their product licences so that we have quite a strong position from competitive responses because it would have to be very attractive for them to do all the research work again to use somebody else’s film for example.

Interviewer:	Okay, so what do you do with this extra new found rate. Where does that go back to?

Graham Hind:	It is going to become applied to design. Our business is about designing processes and we will engage more contract designers, we will apply it to delivering the technologies faster. We have got a lot of customer expectations that are very happy to wait but if we can do it even quicker then we will be even happier.

Interviewer:	What is the time scale for doing this?

Graham Hind:	We are looking at delivering the first installed machines at the end of the first quarter of next year.

FX: Music fades up with dissolve and then under V/O.

7.

Visual: Harro Hoefliger clip edited to V/O length (((Keep shots with titles, lose original music))).

V/O:

The year also saw us formally agree a strategic alliance with Harro Hoefliger, the world-class pharmaceutical production machine builder.

BioProgress script – second draft

Their customer base includes 90% of the world’s leading pharmaceutical companies. Pretty impressive.

The agreement means Harro Hoefliger is now the exclusive builder, supplier, servicer and warranty provider for all our TABWRAP, SWALLOW, SEPTUM and NROBE machines.

We get a margin on all machine sales and a royalty on all revenues that Harro Hoefliger generates from servicing.

Why did they enter into the agreement? Alan Holmes of Harro Hoefliger said ‘because we believe BioProgress’ XGEL technologies offer tremendous potential for the sale of pharmaceutical machines in significant volume worldwide’.

And you can’t get a much better endorsement than that.

(((40 seconds)))

8.

Visual: Montage or rapid cut of FMC material, paced to fit V/O length, beginning and ending with the shot of the two CEOs signing the agreement.

V/O:

And, we’re pleased to say, we hit the ground running in 2004 with the signing of an agreement with FMC BioPolymer, a business unit of FMC, one of the world’s leading diversified chemicals companies.

The agreement means that FMC has an exclusive worldwide licence for our NROBE dosage form process, equipment and the necessary enabling technology.

BioProgress script – second draft

No wonder things are looking so positive for us.

(((23 seconds)))

F/X: Music under V/O fades up.

9.

Image: Film of new building.

V/O:

So much so that we’re opening our first manufacturing site.

(((4 secs)))

F/X: Uplifting music.

10.

Image: Shot of the BioProgress board.

V/O:

All of us at BioProgress are looking to the future with optimism and real excitement. Our time has come.

(((9 secs)))

F/X: Music fades up.

BioProgress script – second draft

11.

Visual: The revolution continues…(((stays on screen as titles fade up underneath, perhaps)))

F/X: Music

Exhibit 2.

[GRAPHIC]

BioProgress plc

Graham Hind, Chief Executive

Hostmoor Avenue, March,

Cambridgeshire, PE 15 0AX UK

Tel: +44 (0) 1354 655 674 Fax: +44 (0) 1354 655 858

Email: grahamhind@bioprogress.com

BioProgress plc

Larry C Shattles, Executive Vice President

P.O. Box 500127, Atlanta, GA 31150 USA

Tel: +1 (770) 649 1133 Email: lcs@bioprogress.com

BioProgress plc – Annual Report & Financial Statements 2003

Designed & produced by bryt.co.uk 01223 845500

2003

Annual Report &

Financial Statements

For period ended 31st December 2003

[GRAPHIC]

Directors and advisors

Company registration number:	04617139

Registered office:	Hostmoor Avenue
March Trading Estate
March
Cambridgeshire
PE15 0AX

Directors:	P Glynn-Jones – Non-executive Chairman
R G M Hind – Chief Executive
M D Brown – Technical Director
L Shattles – Sales and Marketing Director
A Clarke – Non-executive
G Cole – Non-executive

Secretary:	E Edwards

Bankers:	Barclays Bank plc

Nominated advisor and broker:	Collins Stewart Limited
9th Floor
88 Wood Street
London
EC2V 7QR

Registrars:	Capita IRG plc
The Registry
34 Beckenham Road
Beckenham
Kent
BR3 4TU

Solicitors:	Dechert LLP
2 Serjeants’ Inn
London
EC4Y 1LT

Auditors:	Grant Thornton
Registered Auditors
Chartered Accountants
Byron House
Cambridge Business Park
Cowley Road
Cambridge
CB4 0WZ

Public Relations:	Bankside Consultants Limited
St Mary Abchurch House
123 Cannon Street
London
EC4N 5AU

Chairman’s statement	1
Chief executive’s review	2 - 3
Report of the directors	4 - 9
Corporate governance report	10 - 12
Remuneration report	13 - 16
Report of the independent auditors	17 - 19
Principal accounting policies	20 - 22
Consolidated profit and loss account	23 - 24
Consolidated balance sheet	25 - 26
Balance sheet	27 - 28
Consolidated cash flow statement	29 - 30
Other primary statements	31 - 32
Notes to the financial statements	33 - 47
Notice of annual general meeting	48 - 50

Peter Glynn-Jones

Chairman’s statement

BioProgress is pleased to report its maiden Preliminary Results since a successful flotation on the Alternative Investment Market in May 2003. We raised £5.0 million before expenses from a group of leading UK institutions at a price of 16 pence per share. These funds were applied to expand our engineering design resources to accelerate the delivery of fully commercialised XGEL® technologies to our customers. We raised a further £7.3 million before expenses by way of a one-for-six Open Offer in December 2003 at 50 pence per share. These funds are being applied to the establishment of a fully pharmaceutically approved (cGMP) film production facility in two phases at our site in March, Cambridgeshire. During the period, the Company has continued to work with customers to develop our technologies, and has progressed significantly a number of discussions with new potential customers and strategic partners.

Results

Results in previous periods were for BioProgress Technology International Inc (BTII), incorporated in Nevada, USA and listed on the Over-the-Counter Bulletin Board operated by the National Association of Security Dealers Inc. The accounts for BTII were under US GAAP and denominated in US dollars. The historic accounts of BTII were outlined in our Proxy Statement/Prospectus dated 16 May 2003. The BTII accounts are, therefore, not directly comparable with these Results of BioProgress plc, that only cover the period from 22 May 2003 to 31 December 2003, BioProgress plc having completed the acquisition of BTII on 21 May 2003.

For the period of just over seven months from 22 May 2003 to 31 December 2003, the Results show a pre-tax net loss of £1.67 million after charging goodwill amortisation of £346 thousand and unrealised foreign exchange losses primarily on intercompany transactions of £477 thousand . The financial performance of the Company is stabilising as it emerges from its development stage into its commercialisation stage, and compares to losses for the US company prior to AIM flotation of US $9.5 million (£5.8 million) in 2000, US $7.8 million (£5 million) in 2001 and US $6.9 million (£4.6 million) in 2002. The US$ figures for 2000, 2001 and 2002 above have been translated at the average exchange rate for the relevant years.

We had previously expected to reach break-even point in 2003 but, during the final quarter of 2003, we were in final stage negotiations to license two of the XGEL® technologies to major international companies, including FMC BioPolymer. As part of the due diligence process, and with our permission, these companies had verification discussions with several potential customers from whom we were previously expecting revenue in the final quarter of 2003. For sound commercial reasons, it was therefore decided to defer our negotiations with these potential customers until the XGEL® licensing agreements were executed and, as a consequence, we now expect these revenues will be received during 2004 instead of 2003.

The outlook for the Company continues to be extremely positive and your board will continue to focus on achieving, as early as possible, the delivery of the technologies to the expanding customer base. Opportunities for strategic alliances and partnerships will continue to be explored.

Finally, I would like to thank my co-directors and our loyal team of employees in Cambridgeshire for their continued dedication and support during what has been an exciting and successful period.

/s/ PETER GLYNN-Jones

Peter Glynn-Jones Chairman
9 March 2004

Graham R M Hind

Chief executive’s review

2003 was an important period for the Company as it saw our successful move from the NASD OTC BB stock market in the USA to the London AIM market. This achieved our first strategic objective which was to ensure the Company was well funded going forward and had access to additional capital in order to exploit strategic opportunities as they arose.

The benefits of the Company’s move to AIM were well demonstrated when we successfully raised an additional £7.3 million in December 2003, to enable the Company to build a new cGMP film production facility in Cambridgeshire and fulfil the obligations in its global partnership with FMC BioPolymer.

2003 also saw good progress in the achievement of our second strategic objective which was to identify and enter into strategic alliances with global partners who could bring complementary skills, expertise and commercial contacts to help us accelerate the rate of commercialisation of our exciting XGEL® family of technologies.

Competition is fierce in the global economy, and small technology companies need not only a well-protected innovative technology which adds value, but the resources and infrastructure to be able to establish it quickly in the competitive global marketplace. Identifying the right strategic partners and negotiating fair terms within each alliance is always a significant challenge for smaller companies like BioProgress.

In September 2003, we announced the execution of two further development agreements. The first being the second phase of an agreement which has been running for nearly a year and involves the transfer of a major global product into BioProgress XGEL® technology. The second being a new development agreement with another major top ten pharmaceutical company working with BioProgress for the first time. Both these agreements are progressing well.

In October 2003, we announced a strategic alliance with Harro Hoefliger in Germany whom we appointed as the exclusive global builder and supplier of the XGEL® machines. Harro Hoefliger is a world-class pharmaceutical machine supplier that is already dealing with the majority of the world’s top ten pharmaceutical companies. Their appointment removes any uncertainty about the quality and reliability of the XGEL® machines, in that it ensures the machines will be expertly installed and commissioned and that the after-sales service through Harro Hoefliger’s global service network will be first class.

In line with our strategic alliance strategy, we announced in October 2003 the execution of a letter of intent with FMC BioPolymer exclusively to license to them the XGEL® NROBE® technology and, in November 2003, we also announced the execution of a letter of intent to license another of our XGEL® technologies to a large US pharmaceutical company.

The XGEL® family of oral dosage form systems – SWALLOW®, TABWRAP®, NROBE® and SEPTUM® – comprises two elements, the machines and the proprietary film the machines use to make the dosage form. BioProgress is pioneering the use of soluble film in pharmaceutical applications.

Our initial business model provided for the BioProgress proprietary film formulations to be sourced and produced by contract third-party film suppliers, of which there are a number in the world. However, although these third-party suppliers can make film to food standard, which is appropriate for dietary supplements, they have been reluctant to make the necessary investment in their production facilities quickly enough to enable them to gain approval by regulators, such as the FDA in the USA, to produce film to pharmaceutical standards.

In 2003 it became apparent that BioProgress was winning pharmaceutical customers for the XGEL® technology who required pharmaceutical standard XGEL® film, which our potential third-party suppliers were unable to supply. We therefore had no alternative but to seek to establish our own pharmaceutical standard film production facility.

Our third strategic objective was therefore to ensure we put in place the necessary factors to achieve this and to be in production by the end of 2004. Accordingly, the £7.3 million raised in December 2003 was for this purpose. In addition to meeting the film supply needs of our customers and strategic partners, the move to a more vertically integrated business model will significantly enhance our margins on sales of film and enables the development of a new range of film products containing pharmaceutical drugs.

With reference to the Ostomy licensing agreement with BMS ConvaTec, the technology transfer continued well during the period with the completion of the final product design to which the flushable technology will be applied. We remain confident that this technology will start contributing strong revenues to BioProgress from 2005.

Chief executive’s review (Continued)

Finally, in relation to the patent entitlement proceedings that we initiated against Stanelco Fibre Optics Limited, a subsidiary of Stanelco plc, in October 2003, the proceedings are progressing and a hearing in the summer of 2004 is anticipated. The handling of the day-to-day details of these proceedings has been delegated to BioProgress’s former CEO Barry Muncaster who is a consultant to the Company. This ensures that our executives can focus on running the business without the distraction of these proceedings. We have engaged what the Company believes is one of the UK’s leading legal counsels and an expert in this field and, based on his preliminary opinion of the strength of the BioProgress case, we have been able to secure insurance to cover all potential legal costs of the proceedings.

Post-results events

On 4 February 2004 we announced the execution of an exclusive global licensing agreement for the XGEL® NROBE® dosage form technology with FMC BioPolymer, a division of the FMC Corporation. The XGEL® NROBE® dosage form technology offers significant advantages over traditional tablets or capsules. A powder containing the drug is deposited into a pocket formed in the BioProgress proprietary film and is compressed at a fraction of the compression level of a traditional tablet. A second film is then wrapped over the lightly compressed powder, completing the dosage form. As no tablet coating is required, the dosage form does not need high compression or the use of non-active binders which are traditionally used to make the tablet hard so it can survive being tumbled for long periods in a tablet coater. A purer dose is possible using less active and making the drug potentially more bio-available to the body.

While NROBE® technology can be used for any oral dose powder delivery, its real promise is in improving bio-availability (the speed at which the drug acts), particularly for those drugs coming to the end of their patent life. Generic competition is forcing major pharmaceutical companies to find ways of extending and protecting existing product life-cycles. NROBE® can provide a new lease of life for drugs reaching the end of their patent life, by providing a significant product performance advantage over the generic versions which become available when the patent expires. According to Scrip magazine, over the next five years more than fifteen blockbuster drugs are reaching the end of their patents, resulting in the potential loss of more than £25 billion in revenues for these major pharmaceutical companies. New dosage delivery technologies like NROBE® can help a product to maintain and even increase its market share by providing additional clinical benefits, thus extending life-spans beyond the patent expiry of the active substance.

FMC BioPolymer has more than sixty years’ experience of providing products and services to the major global pharmaceutical companies. They have excellent senior level contacts and a substantial scientific support infrastructure to develop the NROBE® technology, which was always the most challenging of our technologies to globally commercialise alone. We have secured an excellent agreement with FMC BioPolymer whereby we share in any exclusive licensing fees, machine sales and film sales, and we also receive a royalty on film regardless of whether it is FMC BioPolymer-developed film or BioProgress-developed film. This is in recognition of the patents we hold on the NROBE® dosage form itself. The licensing agreement runs to 2023 and we are confident that it will generate significant revenues and profits for the Company.

On 5 March 2004 the Board of Directors approved the placing of 10 million ordinary shares of £0.01 each at an issue price of £1.10 per share. The proceeds from the placement are to be used to fund future acquisitions of the Group.

Outlook

Of the four technologies in the XGEL® family – SWALLOW®, TABWRAP®, NROBE® and SEPTUM® – we have now successfully licensed NROBE®. I am optimistic that we will reach agreements with appropriate strategic partners for other XGEL® technologies in the near future. We also have other new film technologies under development which are showing significant promise and the outlook for the business continues to be extremely positive.

/s/ GRAHAM R M HIND

Graham R M Hind Chief Executive Officer
9 March 2004

Report of the directors

[GRAPHIC]

Peter Glynn-Jones

Peter Glynn-Jones – Chairman

Peter Glynn-Jones joined the Board of Directors as Chairman in May 2003. He brings over thirty years of pharmaceutical experience. He has worked in a variety of capacities for Glaxo SmithKline since 1971. Between 1992 and 2002, when he retired, he served as Managing Director & Senior Vice President, Strategic Development – Consumer Healthcare. His experience at Glaxo SmithKline focused on both UK and international fast moving consumer goods and over the counter medicines. He has had extensive experience in general management and senior strategic planning and was one of the members of the Beecham team which negotiated the merger with SmithKline Beecham. He served as a non-executive director of Peter Black plc until it was taken private in a management buy out. He received a Bachelor of Science Degree in Economics from the University of Wales at Cardiff.

Graham Hind

Graham Hind – Chief Executive Officer

Robert Graham Mason Hind is Chief Executive Officer of BioProgress plc and Managing Director of BioProgress Technology Limited. He has more than thirty years’ experience in managing and expanding scientific nutrition companies. In the mid 1970s and 80s he was responsible for establishing the Milupa baby food brand in the UK from introduction to brand leadership with sales of over £30 million. In the early 1990s he joined Royal Numico, forming and heading up their new division for dietary supplements and over the counter medicines which, following the further acquisitions of GNC and Rexel Sundown in the USA, is becoming one of the largest dietary supplement businesses in the world. In the mid 1990s he founded DHA Nutrition Limited a company involved in developing functional foods and nutraceuticals using long chain polyunsaturated fatty acids. From 1994 until 1997, Mr Hind served as Managing Director of Functional Nutrition Limited. In 1998 BioProgress Technology International Inc acquired DHA Nutrition Limited and Mr Hind became a Director of the US holding company with responsibility for global technology licensing.

Malcolm Brown

Malcolm Brown – Technical Director

Malcolm D Brown, Company founder and Technical Director of BioProgress plc, has served with all BioProgress boards since their inception. He is credited with several patents worldwide, some of which have been successfully commercialised. He is responsible for the direction and implementation of the research and development programme and the production engineering of its products. Mr Brown received a Bachelor of Science Degree (Honours) in Applied Biology from Northeast London Polytechnic in 1984 and a Master of Science Degree in Microbiology from London University in 1986. Prior to his affiliation with BioProgress Technology Limited, Mr Brown held senior research positions with Gestetner Corporation and Ferrisgate Limited, where he worked on the formulation of specialist inks and coating used in industrial processes.

5	Annual Report & Financial Statements 2003 – BioProgress plc

Larry C Shattles – Sales and Marketing Director

Larry C Shattles was appointed a Director of the Company and Executive Vice President of BioProgress Technology, Inc in July 1999. Prior to that date he was President of TruTona International, Inc. Mr Shattles has been active in arranging funding for BioProgress during its R&D phase, in addition to sales responsibilities in the nutraceuticals market, overseeing investor relations, and media relations in the US. He has over 30 years’ experience in sales and marketing including Presidency of Shattles & Associates, a publishers’ representative firm, and twelve years with Time, Inc (now AOL/Time Warner). Mr Shattles is a co-founder and member of the Board of Directors of Fundraising INFO.com, an internet-based fundraising consulting firm serving non-profit organizations worldwide. He holds a Bachelor of Arts Degree from Oglethorpe University.

Larry C Shattles

Alan Clarke – Non-Executive Director

Alan Clarke joined the Board in May 2003. He currently holds several directorships including Venturia plc and Combipure Limited. He is also Director of Umist Ventures Limited where he is Chairman of the Investment Committee. Between 1998 and 2000, Mr Clarke served as Chief Financial Officer and a Director of TopJobs.net plc. During the same time he served as a Director of and was hired to provide strategic, corporate finance and restructuring advice to the Heyco Group of Companies and its shareholders. From 1996 to 1998 he served as advisor to the Board of Fatty Arbuckles Group and oversaw the successful management buyout. Mr. Clarke is a qualified chartered accountant who was a partner at Ernst & Young from 1986 to 1996.

Alan Clarke

Graham Cole – Non-Executive Director

Graham Cole joined the Board in May 2003. He presently serves as a non-executive director and consultant to a variety of UK growth companies (both private and public). He was a corporate finance director of Beeson Gregory Limited, an investment bank focusing on European growth companies, from 1995 to 2002. He currently serves as a non-executive director of Stage Coach Theatre Arts plc, Claims People plc, Vantic plc and Recruitment Investment Group Limited. He was a partner at Deloitte Haskins & Sells (subsequently Coopers & Lybrand) from 1979 to 1995. He is a chartered public accountant and received a Bachelor of Arts Degree in Economics from Exeter University.

Graham Cole

BioProgress plc – Annual Report & Financial Statements 2003	6

The directors present their report together with the audited financial statements for the period ended 31 December 2003.

Principal activity

The group is principally engaged in the research and development and manufacture of non-gelatin replacement materials for the dietary supplement, pharmaceutical, cosmetics and recreational industries and other related applications.

Business review

The company was incorporated on 13 December 2002 and was dormant until it acquired BioProgress Technology International Inc and its subsidiary undertakings on 21 May 2003.

There was a loss for the period after taxation amounting to £1,671,868. The directors cannot recommend the payment of a dividend and the loss for the period has been transferred from reserves. A review of the group’s performance for the period ended 31 December 2003 is contained in the Chairman’s statement.

Research and development

The group incurs research and development expenditure which is fully expensed through the profit and loss account.

Share issues

Details of share issues during the period are detailed in note 13 to the financial statements.

Directors

The present membership of the Board is set out below. The dates on which the directors were appointed to the Board are detailed below. Mr C Bottom was appointed to the Board on 18 December 2002 and resigned from the Board on 31 January 2003. Mr B J Muncaster was appointed to the Board on 13 December 2002 and resigned from the Board on 10 March 2003.

The interests of the directors and their families in the shares of the company as at 13 December 2002 (or the date of their appointment to the Board if later) and 31 December 2003 were as follows:

	Date of appointment	Ordinary £0.01 shares 31 December 2003	Ordinary £0.01 shares 13 December 2002
R G M Hind	13 December 2002	547,773	1
M D Brown	18 December 2002	4,364,277	—
A Clarke	21 May 2003	62,500	62,500
G Cole	21 May 2003	125,000	125,000
P Glynn-Jones	21 May 2003	125,000	125,000
L Shattles	18 December 2002	—	—

In addition to the above, Mr M D Brown has an interest in The Jade Partnership International Inc that held 2,706,500 Ordinary £0.01 shares at 31 December 2003.

Details of options held by the directors are included within the Remuneration Report.

7	Annual Report & Financial Statements 2003 – BioProgress plc

Directors’ responsibilities for the financial statements

United Kingdom company law requires the directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the company and the group and of the profit or loss of the group for that period. In preparing those financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently

•	make judgements and estimates that are reasonable and prudent

•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper accounting records, for safeguarding the assets of the group and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Substantial shareholders

At 1 March 2004 the following, other than the directors whose shareholdings are outlined above, had notified the company of disclosable interests in 3% or more of the nominal value of the company’s ordinary shares of £0.01 each:

Name	Shareholding	%
Barclayshare Nominees Limited	5,649,798	5.52
TD Waterhouse Nominees (Europe) Limited	5,442,822	5.31
KBC Peel Hunt Limited	4,169,355	4.07
Schweco Nominees Limited	4,008,634	3.91
Littledown Nominees Limited	3,849,192	3.76
NY Nominees Limited	3,097,187	3.02

Supplier payment policy and practice

The group’s normal terms of payment are between 30 and 60 days.

Trade creditors at the period end amount to 22 days of average supplies for the period; this is due to costs of the placing being paid at that time.

Auditors

Grant Thornton were appointed as auditors during the period and offer themselves for reappointment in accordance with Section 385 of the Companies Act 1985.

“We raised £5.0 million before expenses from a group of leading UK institutions at a price of 16 pence per share.”

BioProgress plc – Annual Report & Financial Statements 2003	8

Annual general meeting

Business at the Annual General Meeting

Shareholders will see from the Notice of Annual General Meeting that they are asked to consider and, if thought fit, pass a number of resolutions as ordinary and special business which are summarised below.

As Ordinary Business

Resolutions 2 & 3 - directors’ re-election

Graham Hind and Larry Shattles retire by rotation and, being eligible, offer themselves for re-election.

Resolution 4 - auditors

This resolution, if passed, will re-appoint Grant Thornton as auditors of the Company.

As Special Business

Resolution 5 - increase in share capital

This resolution, if passed, will increase the Company’s authorised share capital from £1,500,850 to £1,800,850 by the creation of an additional 30,000,000 ordinary shares. If the resolution is passed 67,561,929 ordinary shares will remain authorised but unissued (representing approximately 37.53% of the authorised ordinary share capital of the Company), a margin which your directors consider desirable in order to obtain flexibility for the future. Of this number, up to 18,155,780 ordinary shares will be reserved for the exercise of employee share options and other options granted by the Company and the exercise of warrants.

Resolution 6 - authority to allot shares

This resolution, if passed, will give directors authority under section 80 of the Companies Act 1985 to allot up to 55,635,137 ordinary shares of which 18,155,780 ordinary shares are reserved for issue under the Company’s share option schemes and pursuant to the Company’s outstanding warrants. The directors have no present intention of exercising this authority except in connection with the issue of shares under the Company’s share option scheme and other options granted by the Company and the exercise of warrants.

Resolution 7 - disapplication of pre-emption rights

This resolution, if passed, will disapply section 89(1) of the Companies Act 1985 allowing the Company to allot securities for cash other than to the existing shareholders in proportion to their shareholdings up to an aggregate nominal amount of £112,438 being equal to 10% of the ordinary share capital in issue.

BY ORDER OF THE BOARD

/s/ E EDWARDS

E Edwards Company Secretary

9 March 2004

9	Annual Report & Financial Statements 2003 – BioProgress plc

Corporate governance report

[GRAPHIC]

“We raised a further £7.3 million before expenses by way of a one-for-six Open Offer in December 2003 at 50 pence per share.”

The Board recognises its responsibility to apply high standards of corporate governance. The Combined Code on Corporate Governance is issued by the UK Listing Authority, principally in relation to companies dealt with on the London Stock Exchange. However the directors support the objectives of the Code.

This report explains how the company applies the principles of good governance to a company of its size and business.

Board of Directors

The Board of BioProgress plc comprises three executive and three non-executive directors and generally meets at least monthly to discuss strategy, direction and financial performance.

The Board considers that the three non-executive directors, Mr A Clarke, Mr G Cole and Mr P Glynn-Jones (Chairman) are independent.

The senior independent director nominated by the Board is Mr P Glynn-Jones.

All directors have access to the advice and services of the Company Secretary and the directors are able to seek independent professional advice if necessary at the company’s expense. Training is available for new directors and subsequently as necessary. All directors are subject to election by shareholders at the first Annual General Meeting following their appointment, and to re-election thereafter at intervals of no more than three years.

Board Committees

Audit Committee

The Audit Committee comprises Mr A Clarke and Mr G Cole and is under the chairmanship of Mr A Clarke. The Committee meets generally three times a year and will usually request the attendance of the chief financial officer and the external auditor. The Committee has clearly defined terms of reference which outline its objectives and responsibilities relating to financial reporting, internal controls, risk management and the application of appropriate accounting policies and procedures. Specific responsibilities include reviewing the effectiveness of internal controls and risk management and reviewing the scope and results of the external audit. This includes monitoring the independence and objectivity of the external auditor and agreeing the level of remuneration and the extent of non-audit services. The Audit Committee has overseen the provision of non-audit services during the period.

Remuneration Committee

The Remuneration Committee comprises Mr G Cole and Mr A Clarke and is under the chairmanship of Mr G Cole.

The Remuneration Committee makes recommendations to the Board, on the company’s framework of executive remuneration and determines on its behalf specific remuneration packages for each of the executive directors. In doing so it takes the advice of independent external consultants.

Nomination Committee

The Nomination Committee comprises the Chairman and the non-executive directors. It is responsible for monitoring the composition and balance of the Board and making recommendations to the Board on new board appointments.

11	Annual Report & Financial Statements 2003 –BioProgress plc

Internal control

The Board of Directors has overall responsibility for the group’s system of internal control and for reviewing its effectiveness. The Board considers the group’s systems and controls are appropriately designed to ensure that the group’s exposure to significant risks is properly managed. However, such a system is designed to manage rather than eliminate the risks of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement. In reviewing the effectiveness of internal controls, the directors have considered the key risks and exposure within the group.

The key features of the group’s system of internal controls and principal controls are:

•	an established management structure operating throughout the group with clearly defined levels of responsibility and delegation of authorities;

•	clearly defined operating guidelines and procedures with authorisation limits set at appropriate levels. These are set out at the group and departmental levels;

•	a comprehensive budgeting and forecasting system in place which is regularly reviewed and updated;

•	regular monitoring, review and reporting of health, safety and environmental matters.

The group vigorously defends its patents and intellectual property by the use of external specialised patent solicitors and also an internal intellectual property manager.

Legal advice is provided to the group by Decherts LLP who also have a US operation.

The Board receives regular reports from all departments to monitor their performance and all directors are properly briefed on issues arising at board meetings.

The Board will review the effectiveness of the group’s system of internal controls on an ongoing basis.

Relations with shareholders

The Board will use the Annual General Meeting to communicate with shareholders and encourages their attendance and participation in the Annual General Meeting. The chairmen of the Audit Committee and the Remuneration Committee, Mr A Clarke and Mr G Cole respectively, are available to answer questions from shareholders. The group also maintains a regular dialogue with institutional investors to assist in the understanding of the group’s objectives. The BioProgress website (www.bioprogress.com) is also maintained to enhance communication with investors, employees, customers, suppliers and the general public.

The annual report will be distributed by post and a copy will be available on the website (www.bioprogress.com).

BY ORDER OF THE BOARD

/s/ P GLYNN-JONES

P Glynn-Jones Chairman
9 March 2004

BioProgress plc – Annual Report & Financial Statements 2003	12

Remuneration report

[GRAPHIC]

“During the period, the Company has continued to work with its customers to develop our technologies, and has progressed a number of discussions with new potential customers and strategic partners.”

The Remuneration Committee

The Remuneration Committee consists of independent non-executive directors of the company. The following directors were members of the Committee for the period ended 31 December 2003.

G Cole (Chairman)

A Clarke

The secretary of the Committee is Mrs E Edwards, the Company Secretary.

The Committee meets three times a year and regularly reviews its policy with the Board to ensure it continues to meet its objectives. The Committee consults the Chairman concerning its proposals (except in relation to the Chairman’s own remuneration) and has access to and, from time to time, takes external professional advice.

Remuneration policy

The Committee makes recommendations to the Board on executive remuneration policy for adoption by the Board and determines specific remuneration packages for each of the executive directors on behalf of the Board. Remuneration and benefits are set at market levels comparable with companies of similar size and scope of activity in order to be able to attract, retain and motivate high calibre individuals.

The Committee’s policy is to maintain an appropriate balance between fixed elements of remuneration (basic salary, benefits in kind and pension) and performance-related elements and to place much greater emphasis on rewarding executives by reference to the group’s long-term performance rather than its short-term results.

The Committee and Board encourage directors and staff at all levels to acquire shares in the company and to hold them for the longer term. This sense of ownership is an important element of BioProgress plc’s culture and of its focus on long-term performance. As far as possible the group prefers to promote individuals from within. The remuneration received by each of the directors, together with details of share interests and pension benefits, are set out below.

Executive directors’ remuneration consists of a basic salary together with an annual bonus, benefits in kind and membership of a pension scheme. The remuneration components are explained further below.

Basic salary	Salaries for executive directors take account of external market data, the individual’s responsibilities, experience and performance. Salaries are reviewed annually.

Benefits in kind	Benefits in kind comprise membership of private health care and insurance, provision of a fuel card and the provision of a car allowance.

Retirement benefits	Executive directors participate in the Stakeholder Scheme. Details of individual directors’ pension arrangements are shown in a separate table below.

The service agreements for Graham Hind and Malcolm Brown can be terminated by either the relevant executive director or the company, provided that at least 12 months’ notice has been given. Larry Shattles’ service agreement is for one year from 1 May 2003 and can be terminated by either party provided that at least 3 months’ notice has been given.

Non-executive directors

The remuneration of the non-executive directors is determined by the Board and reflects their anticipated time commitment to fulfil their duties. Non-executive directors do not receive long-term incentive awards (excluding share options) or pension provision. Non-executive directors’ service agreements can be terminated by either party provided that 3 months’ notice has been given.

14	Annual Report & Financial Statements 2003 – BioProgress plc

BioProgress plc directors’ emoluments

	Salary and fees £	Benefits £	Total 2003 £
Graham Hind	81,667	7,652	89,319
Malcolm Brown	43,750	5,765	49,515
Larry Shattles	60,144	3,185	63,329
Peter Glynn-Jones	23,333	—	23,333
Alan Clarke	24,199	—	24,199
Graham Cole	15,333	—	15,333

	248,426	16,602	265,028

Directors’ pensions

Pension benefits earned by the directors during the period are disclosed below.

2003 £
Graham Hind	18,500
Malcolm Brown	14,850

33,350

Directors’ share options

The directors held the following share options at 31 December 2003.

	Date of grant	Number	Exercise price	Exercise period
Graham Hind	27 November 2000	100,000	£0.84	27 November 2000
			($1.50)	- 31 December 2005
	10 October 2002	1,000,000	£0.20	10 October 2002
			($0.35)	- 31 December 2005
	10 October 2002	650,000	*£0.28	10 October 2002
			($0.50)	- 31 December 2005
	8 October 2003	57,692	£0.52	8 October 2006
				- 8 October 2010
	8 October 2003	198,197	£0.67	8 October 2006
				- 8 October 2010

Malcolm Brown	27 November 2000	100,000	£0.84	27 November 2000
			($1.50)	- 31 December 2005
	8 October 2003	57,692	£0.52	8 October 2006
				- 8 October 2010
	8 October 2003	177,258	£0.67	8 October 2006
				- 8 October 2010

Larry Shattles	27 November 2000	100,000	£0.84	27 November 2000
			($1.50)	- 31 December 2005

Peter Glynn-Jones	21 May 2003	150,000	£0.18	21 May 2003
			($0.33)	- 31 December 2006

Alan Clarke	21 May 2003	45,000	£0.18	21 May 2003
			($0.33)	- 31 December 2006

Graham Cole	21 May 2003	45,000	£0.18	21 May 2003
			($0.33)	- 31 December 2006

Share options denominated in US dollars have been translated into sterling at the period end exchange rate.

*	These options are only exercisable when the group makes a pre-tax profit of £1 million for a financial year.

BioProgress plc – Annual Report & Financial Statements 2003	15

“The financial performance of the Company is stabilising as it emerges from its development stage into its commercialisation stage.”

Directors’ share options (Continued)

During the period Graham Hind and Malcolm Brown exercised 100,000 and 80,000 options respectively at an exercise price of £0.42 ($0.75) when the market price of the shares was £0.665 a share. Graham Hind therefore made a gain on exercise of options of £24,500 and Malcolm Brown made a gain on exercise of options of £19,600.

Graham Hind and Malcolm Brown had 300,000 options each that expired during the period.

Options granted prior to 22 May 2003 were granted by the company’s subsidiary undertaking, and have been transferred to BioProgress plc.

Warrants

The directors held the following unit warrants at 31 December 2003.

Number of units
Peter Glynn-Jones	20
Alan Clarke	6
Graham Cole	6

Each unit warrant comprises six share purchase warrants as follows:

Warrant	Exercise price	Number of ordinary shares of £0.01 each
“A”	£0.56 ($1.00)	2,500
“B”	£0.84 ($1.50)	2,500
“C”	£1.12 ($2.00)	2,500
“D”	£1.40 ($2.50)	2,500
“E”	£2.79 ($5.00)	2,500
“F”	£5.59 ($10.00)	2,500

The warrants are denominated in US dollars and have been translated into sterling at the period end exchange rate.

All of the unit warrants were issued on 21 May 2003 and can be exercised at any time before 31 December 2006.

Approval of report

Mr G Cole, Chairman of the Remuneration Committee, intends to attend the forthcoming Annual General Meeting and will be available to answer any questions shareholders may have concerning the group’s policy on directors’ remuneration.

BY ORDER OF THE REMUNERATION COMMITTEE

/s/ G. COLE

G Cole Director
9 March 2004

16	Annual Report & Financial Statements 2003 – BioProgress plc

Report of the independent auditors to the members of BioProgress plc

[GRAPHIC]

We have audited the financial statements of BioProgress plc for the period ended 31 December 2003 which comprise the principal accounting policies, the consolidated profit and loss account, the balance sheets, the consolidated cash flow statement, the consolidated statement of total recognised gains and losses and notes 1 to 25. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company’s members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of the directors and auditors

The directors’ responsibilities for preparing the annual report and the financial statements in accordance with United Kingdom law and accounting standards are set out in the statement of directors’ responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors’ report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions with the group is not disclosed.

We read other information contained in the annual report, including the corporate governance report and consider whether it is consistent with the audited financial statements. This other information comprises only the chairman’s statement, the chief executive’s review, the directors’ report, the corporate governance report and the remuneration report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. We are not required to consider whether the Board’s statement on internal control covers all risks and controls or form an opinion on the effectiveness of the group’s corporate governance procedures or its risk and control procedures. Our responsibilities do not extend to any other information.

Basis of opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

18	Annual Report & Financial Statements 2003 –BioProgress plc

Opinion

In our opinion the financial statements give a true and fair view of the state of the affairs of the company and the group as at 31 December 2003 and of the loss for the group for the period then ended and have been properly prepared in accordance with the Companies Act 1985.

Grant Thornton

Registered Auditors

Chartered Accountants

Cambridge

9 March 2004

The maintenance and integrity of the BioProgress plc website is the responsibility of the directors: the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of the financial statements may differ from the legislation in other jurisdictions.

BioProgress plc – Annual Report & Financial Statements 2003	19

Principal accounting policies

[GRAPHIC]

“2003 was an important period for the Company as it saw our successful move from the NASD OTC BB stock market in the USA to the London AIM market.”

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards.

The principal accounting policies of the group are set out below.

Basis of consolidation

The group financial statements consolidate those of the company and of its subsidiary undertakings (see Note 9) drawn up to 31 December 2003. Acquisitions of subsidiaries are dealt with by the acquisition method of accounting. In particular the acquisition of BioProgress Technology International Inc and its subsidiary undertakings did not meet the definition of a group reconstruction as the interests of the shareholders changed as a result of the transaction.

Goodwill

Goodwill arising on consolidation, representing the excess of the fair value of the consideration given over the fair values of the identifiable net assets acquired, is capitalised and is amortised on a straight-line basis over its estimated useful economic life. Negative goodwill is written back to the profit and loss account to match the recovery of the non-monetary assets acquired.

Turnover

Turnover in the period is recognised when the group has a right to consideration, which is when development work for a customer is completed and the customer is satisfied that all obligations have been fulfilled. VAT is excluded.

Intangible fixed assets

Patents and trademarks are included at cost and are amortised on a straight-line basis over their useful economic lives.

Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment.

Depreciation is calculated to write down the cost less estimated residual value of all tangible fixed assets by equal annual instalments over their expected useful lives. The rates generally applicable are:

Leasehold improvements	15% per annum
Plant and machinery	25% per annum
Laboratory equipment	15% per annum
Office equipment and furniture	25% per annum

Leased assets

All leases are regarded as operating leases and the payments made under them are charged to the profit and loss account on a straight-line basis over the lease term.

Investments

Investments are included at cost less amounts written off.

21	Annual Report & Financial Statements 2003 – BioProgress plc

Deferred taxation

Deferred tax is recognised on all timing differences where the transactions or events that give the group an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred by the balance sheet date. Deferred tax assets are recognised when it is more likely than not that they will be recovered. Deferred tax is measured using rates of tax that have been enacted or substantively enacted by the balance sheet date.

Financial instruments

Financial assets are recognised in the balance sheet at the lower of cost and net realisable value.

Income and expenditure arising in financial instruments is recognised on the accruals basis and credited or charged to the profit and loss account in the financial period to which it relates.

Foreign currency

Transactions in foreign currencies are translated at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated at the rates of exchange ruling at the balance sheet date.

The balance sheets of foreign subsidiaries, including related goodwill, are translated at the rate of exchange ruling at the balance sheet date. The profit and loss accounts of foreign subsidiaries are translated at the average exchange rate for the period. The exchange differences arising from the retranslation of the opening net investment in subsidiaries, including goodwill, are taken directly to reserves. All other exchange differences are dealt with through the profit and loss account.

Retirement benefits

Defined Contribution Scheme

The pension costs charged against profits represent the amount of the contributions payable to the scheme in respect of the accounting period.

Research and development

Research and development expenditure is charged to profits in the period in which it is incurred.

“The benefits of the Company’s move to AIM were well demonstrated when we successfully raised an additional £7.3 million in December 2003, to enable the Company to build a new cGMP film production facility in Cambridgeshire”

BioProgress plc – Annual Report & Financial Statements 2003	22

Consolidated profit and loss account for the period ended 31 December 2003

[GRAPHIC]

“Competition is fierce in the global economy, and small technology companies need not only a well protected innovative technology which adds value but also the necessary resources and infrastructure.”

	Note	2003£’000
Turnover	1	947
Cost of sales		(56)

Gross profit		891
Administrative expenses		(2,771)

Operating loss		(1,880)
Exceptional item – profit on termination of operations	1	182
Net interest	2	26

Loss on ordinary activities before taxation	1	(1,672)
Tax on loss on ordinary activities	4	—

Loss for the period transferred from reserves	14	(1,672)

Loss per ordinary share
Basic	5	(3.4p )

All of the group’s operations were acquired during the period.

The accompanying accounting policies and notes form an integral part of these financial statements.

24	Annual Report & Financial Statements 2003 – BioProgress plc

Consolidated balance sheet at 31 December 2003

[GRAPHIC]

“In October 2003, we announced a strategic alliance with Harro Hoefliger in Germany whom we appointed as the exclusive global builder and supplier of the XGEL® machines.”

	Note	2003 £’000	2003 £’000
Fixed assets
Intangible assets	7	11,294
Tangible assets	8	256

			11,550
Current assets
Debtors	10	1,022
Debtors – share issue proceeds	13	5,482
Cash at bank and in hand		1,872

		8,376
Creditors: amounts falling due within one year	11	(839)

Net current assets			7,537

Total assets less current liabilities			19,087

Capital and reserves
Called up share capital	13		1,025
Share premium account	14		19,708
Profit and loss account	14		(1,646)

Shareholders’ funds	15		19,087

Equity shareholders’ funds			18,566
Non-equity shareholders’ funds			521

			19,087

The financial statements were approved by the Board of Directors on 9 March 2004.

/s/ R G M HIND

R G M Hind
Director

/s/ P GLYNN-JONES

P Glynn-Jones
Non-executive Chairman

The accompanying accounting policies and notes form an integral part of these financial statements.

26	Annual Report & Financial Statements 2003 – BioProgress plc

Company balance sheet at 31 December 2003

[GRAPHIC]

	Note	2003 £’000	2003 £’000
Fixed assets
Investments	9		9,323

Current assets
Debtors	10	4,255
Debtors – share issue proceeds	13	5,482
Cash at bank and in hand		1,872

		11,609
Creditors: amounts falling due within one year	11	(321)

Net current assets			11,288

Total assets less current liabilities			20,611

Capital and reserves
Called up share capital	13		1,025
Share premium account	14		19,708
Profit and loss account	14		(122)

Shareholders’ funds	15		20,611

Equity shareholders’ funds			20,090
Non-equity shareholders’ funds			521

			20,611

The financial statements were approved by the Board of Directors on 9 March 2004.

/s/ R G M HIND

R G M Hind
Director

/s/ P GLYNN-JONES

P Glynn-Jones
Non-executive Chairman

The accompanying accounting policies and notes form an integral part of these financial statements.

28	Annual Report & Financial Statements 2003 – BioProgress plc

Consolidated cash flow statement for the period ended 31 December 2003

[GRAPHIC]

	Note	2003 £’000
Net cash outflow from operating activities	16	(3,449)

Returns on investments and servicing of finance
Interest received		31
Interest paid		(5)

Net cash inflow from returns on investments and servicing of finance		26

Taxation		(112)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(50)
Purchase of intangible fixed assets		(15)

Net cash outflow from capital expenditure and financial investment		(65)

Acquisitions and disposals
Purchase of subsidiary undertakings	19	(224)
Net overdraft from purchase of subsidiary undertakings	19	(445)
Cost of terminating operations		(11)

Net cash outflow from acquisitions and disposals		(680)

Financing
Issue of shares		6,152
Net cash inflow from financing		6,152

Increase in cash	17	1,872

The accompanying accounting policies and notes form an integral part of these financial statements.

30	Annual Report & Financial Statements 2003 – BioProgress plc

Other primary statements for the period ended 31 December 2003

[GRAPHIC]

Statement of total recognised gains and losses

2003 £’000
Loss for the financial period	(1,672)
Currency differences on foreign currency net investments	26

Total recognised gains and losses for the period	(1,646)

The accompanying accounting policies and notes form an integral part of these financial statements.

32	Annual Report & Financial Statements 2003 – BioProgress plc

Notes to the financial statements for the period ended 31 December 2003

[GRAPHIC]

“In 2003 it became apparent that BioProgress was winning pharmaceutical customers for the XGEL® technology who required pharmaceutical standard XGEL® film, which our potential third-party suppliers were unable to supply.”

1	Turnover and loss on ordinary activities before taxation

The turnover and loss on ordinary activities before taxation is attributable to the activity stated in the Report of the Directors. An analysis of turnover by geographical market is given below:

2003 £’000
United Kingdom	49
United States of America	898

947

The loss on ordinary activities before taxation is stated after:

2003 £’000
Research and development:
Current period expenditure excluding staff costs	103
Auditors’ remuneration:
Audit services	34
Non-audit services:
Tax compliance services	10
Tax advisory services	18
Other advisory services	10
Depreciation and amortisation:
Goodwill	346
Other intangible fixed assets	1
Tangible fixed assets, owned	88
Other operating lease rentals	72
Exchange losses	477

The exceptional profit on termination of operations is in respect of net liabilities written off on the liquidation of Aronrate Limited and Prodesign Technology Limited that were subsidiaries of the group and is stated after costs in respect of the liquidations of £11,000.

In addition to the above fees for non-audit services charged by the auditors, fees totalling £79,000 have been charged to the share premium account as issue costs.

2	Net interest

2003 £’000
On bank overdrafts	5
Other interest receivable and similar income	(31)

(26)

34	Annual Report & Financial Statements 2003 – BioProgress plc

3	Directors and employees

Staff costs during the period were as follows:

2003 £’000
Wages and salaries	774
Social security costs	58
Other pension costs	61

893

The average number of employees of the group during the period was:

2003 Number
Administration	10
Research and development	11

21

Details of directors’ remuneration are contained within the Remuneration Report.

4	Tax on loss on ordinary activities

There is no tax charge for the period.

Factors affecting the tax charge for the period

The tax assessed for the period is higher than the standard rate of corporation tax in the UK of 19%. The differences are explained as follows:

2003 £’000
Loss on ordinary activities before tax	(1,672)

Loss on ordinary activities multiplied by the standard rate of corporation tax in the UK of 19%	(318)
Effect of:
Expenses not deductible for tax purposes	36
Depreciation for the period in excess of capital allowances	9
Utilisation of tax losses	(34)
Other timing differences	(55)
Unutilised losses of overseas companies	499
Other differences	(137)

Current tax charge for the period	—

The group has approximately $8.6 million of trading losses in its US subsidiaries. The availability of these to offset against future US taxable profits is subject to Inland Revenue Service approval.

“The move to a more vertically integrated business model will significantly enhance our margins on sales of film and enables the development of a new range of film products containing pharmaceutical drugs.”

BioProgress plc – Annual Report & Financial Statements 2003	35

5	Loss per share

2003 £’000
Basic loss per share

Loss for the financial period	(1,672)

	2003 Number thousands
Weighted average number of ordinary shares in issue during the period	48,482

Basic loss per share	(3.4p	)

The share options and warrants in issue are anti-dilutive and therefore the basic loss per share and diluted loss per share are the same.

6	Loss for the financial period

The parent company has taken advantage of Section 230 of the Companies Act 1985 and has not included its own profit and loss account in these financial statements. The loss for the financial period of the company was £122,210.

7	Intangible fixed assets

The group

	Goodwill on consolidation £’000	Patents and trademarks £’000	Total £’000
Cost
Additions	11,936	15	11,951
Effect of exchange rates	(310)	—	(310)

At 31 December 2003	11,626	15	11,641

Amortisation
Provided in the period and at 31 December 2003	346	1	347

Net book amount at 31 December 2003	11,280	14	11,294

Goodwill on consolidation relates to the acquisition of BioProgress Technology International Inc and is being amortised over 20 years which is the directors’ estimate of the period over which the group is expected to benefit from the technology acquired.

The company has no intangible fixed assets.

36	Annual Report & Financial Statements 2003 – BioProgress plc

8	Tangible fixed assets

The group

	Leasehold improvements £’000	Plant and machinery £’000	Office equipment and furniture £’000	Laboratory equipment £’000	Total £’000
Cost
Additions	—	—	50	—	50
Acquisition of subsidiary undertakings	116	16	125	37	294

At 31 December 2003	116	16	175	37	344

Depreciation
Provided in the period	14	16	51	7	88

At 31 December 2003	14	16	51	7	88

Net book amount at 31 December 2003	102	—	124	30	256

The company has no tangible fixed assets.

9	Fixed asset investments

The company

2003 £’ 000
Cost
Additions and at 31 December 2003	9,323

Net book amount at 31 December 2003	9,323

BioProgress plc – Annual Report & Financial Statements 2003	37

Fixed asset investments (Continued)

At 31 December 2003 the company held 20% or more of the allotted share capital of the following:

	Country of incorporation	Class of share capital held	Proportion held by parent company	By the group	Nature of business
BioProgress Technology International Inc	United States of America	Common stock $0.001 par value	100%	—	Research development and manufacture

		Series B preferred stock $2.50 par value	100%	—	of non-gelatin replacement materials

BioProgress Technology Inc	United States of America	Capital of no par value	—	100%	Dormant

BioProgress Technology Limited	England and Wales	£1 ordinary shares	—	100%	Research, development and manufacture of non-gelatin replacement materials

DHA Nutrition Limited	England and Wales	£1 ordinary shares	—	100%	Dormant

10	Debtors

	The group 2003 £’000	The company 2003 £’000

Trade debtors	14	—
Amounts owed by group undertakings	—	4,108
Amounts due from related parties	162	—
Other debtors	167	53
Prepayments and accrued income	679	94

	1,022	4,255

38	Annual Report & Financial Statements 2003 – BioProgress plc

11	Creditors: amounts falling due within one year

	The group 2003 £’000	The company 2003 £’000
Trade creditors	373	97
Amounts owed to group undertakings	—	224
Corporation tax	12	—
Other taxation and social security	48	—
Other creditors	46	—
Accruals	360	—

	839	321

12	Financial instruments

The group’s financial instruments comprise cash and various items, such as trade debtors, trade creditors etc, that arise directly from its operations. The purpose of these financial instruments is to raise finance and support for the group’s operations.

The main risks arising from the group’s financial instruments are interest rate risk, liquidity risk and currency risk. The directors review and agree policies for managing each of these risks and they are summarised below.

Short-term debtors and creditors

Short-term debtors and creditors have been excluded from all the following disclosures, other than the currency risk disclosures.

Interest rate risk

The group finances its operations through cash received from fundraising activities.

The interest rate exposure of the financial assets of the group as at 31 December 2003 was:

Interest rate Floating £’000
Sterling – cash	1,866
US dollar – cash	6

1,872

The floating rate cash balances bear interest at rates linked to LIBOR for the sterling balances and to US bank interest rates for the US dollar balances.

“With reference to the Ostomy licensing agreement with BMS ConvaTec, the technology transfer continued well during the period.”

BioProgress plc – Annual Report & Financial Statements 2003	39

“Generic competition is forcing major pharmaceutical companies to find ways of extending and protecting existing product lifecycles. NROBE® can provide a new lease of life for drugs reaching the end of their patent life.”

Financial instruments (Continued)

The interest rate exposure of the financial liabilities of the group as at 31 December 2003 was:

Interest rate Fixed £’000
Sterling
4% preference shares	1

Liquidity risk

The group seeks to manage financial risk by assuring sufficient liquidity is available to meet foreseeable needs and to invest cash assets safely and profitably. Surplus cash is invested in overnight deposit accounts.

Maturity of financial liabilities

The group financial liabilities analysis at 31 December 2003 was as follows:

The group 2003 £’ 000
In less than one year or on demand
Preference shares	1

Currency risk

The group is exposed to translation and transaction foreign exchange risk primarily from intercompany transactions between its UK and USA companies.

The table below shows the extent to which group companies have monetary assets and liabilities in currencies other than their local currency. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account of the group companies and the group.

Net foreign currency monetary assets/(liabilities)

Functional currency of operation	Sterling £’000	US dollar £’000	Total 2003 £’000
Sterling	—	—	—
US dollar	(4,617)	—	(4,617)

	(4,617)	—	(4,617)

Of the net monetary liabilities £4,626,327 relates to intercompany balances.

Fair values

The fair values of the group’s financial assets and liabilities at 31 December 2003 are not materially different from their carrying values.

40	Annual Report & Financial Statements 2003 – BioProgress plc

13	Share capital

2003 £
Authorised
150,000,000 ordinary shares of £0.01 each	1,500,000
80,000 convertible 4% preference shares of £0.005 each	400
90,000 4% preference shares of £0.005 each	450

1,500,850

Allotted, called up and fully paid
102,438,071 ordinary shares of £0.01 each	1,024,381
79,000 convertible 4% preference shares of £0.005 each	395
88,000 4% preference shares of £0.005 each	440

1,025,216

Preference shares

The convertible preference shares and non-convertible preference shares are non-equity shares which carry an entitlement to a cumulative dividend at the rate of 4% per annum for each financial year to 31 March 2004.

On a winding up the holders of the convertible and non-convertible preference shares have the right to receive in preference to any other class of shares a sum equal to the arrears of the preference dividend and a sum equal to the nominal amount.

The holders of convertible preference shares and non-convertible preference shares shall each have the right to receive notice of and attend all general meetings of the company, but shall not have the right to speak or vote at such general meetings.

Each holder of convertible preference shares shall be entitled before 31 December 2003 to convert all or any of its convertible preference shares into fully paid ordinary shares on the basis of one ordinary share for two convertible preference shares. The last conversion date was 31 December 2003 and none of the shares were converted by that date. The non-convertible preference shares have no right to convert into ordinary shares.

The company may at any time give to the holders of convertible preference shares 30 days’ prior written notice of the redemption of such shares at a price equal to US $4.88 per share. BioProgress plc must redeem all the then outstanding convertible preference shares (if any) issued on 31 March 2004 at a price equal to US $5.19 in respect of each such convertible preference share.

The company must redeem on demand all the outstanding non-convertible preference shares at a price equal to US $5.19 in respect of each such non-convertible preference share.

If the company has insufficient distributable reserves at the redemption date, redemption is to take place as soon as sufficient distributable reserves are available.

BioProgress plc – Annual Report & Financial Statements 2003	41

Share capital (Continued)

Allotments during the period

On 21 May 2003 the company issued 49,975,001 ordinary shares of £0.01 each in exchange for shares in BioProgress Technology International Inc with a value of £7,996,000.

On 21 May 2003 the company issued 79,000 convertible 4% preference shares of £0.005 each and 88,000 4% preference shares of £0.005 each in exchange for Series B preferred stock in BioProgress Technology International Inc with a value of £520,121.

On 22 May 2003 the company issued 31,250,000 ordinary shares of £0.01 each for cash consideration of £5,000,000.

On 24 July 2003 the company issued 454,626 ordinary shares of £0.01 each for cash consideration of £72,740.

On 19 August 2003 the company issued 500,000 ordinary shares of £0.01 each for cash consideration of £80,000.

On 27 October 2003 the company issued 1,500,000 ordinary shares of £0.01 each for cash consideration of £240,000.

On 1 November 2003 the company issued 3,637,543 ordinary shares of £0.01 each to individuals and entities who had a right to shares in BioProgress Technology International Inc but were never issued by that company, with a value of £582,007 plus cash consideration of £158,550.

On 31 December 2003 the company issued 15,120,901 ordinary shares of £0.01 each for cash consideration of £7,438,314 of which £1,955,847 was received before 31 December 2003 with the remaining balance being received between 2 and 5 January 2004.

14	Share premium account and reserves

The group

	Share premium account £’000	Profit and loss account £’000
Loss for the period	—	(1,672)
Premium on allotment during the period	21,064	—
Issue costs	(1,356)	—
Exchange differences	—	26

At 31 December 2003	19,708	(1,646)

The company

	Share premium account £’000	Profit and loss account £’000
Loss for the period	—	(122)
Premium on allotment during the period	21,064	—
Issue costs	(1,356)	—

At 31 December 2003	19,708	(122)

42	Annual Report & Financial Statements 2003 – BioProgress plc

15	Reconciliation of movements in shareholders’ funds

The group

2003 £’000
Loss for the period	(1,672)
Issue of shares	20,733
Exchange differences	26

Net increase and shareholders’ funds at 31 December 2003	19,087

The company

2003 £’000
Loss for the period	(122)
Issue of shares	20,733

Net increase and shareholders’ funds at 31 December 2003	20,611

16	Net cash outflow from operating activities

2003 £’000
Operating loss	(1,880)
Depreciation and amortisation	435
Increase in debtors	(370)
Decrease in creditors	(1,970)
Exchange differences	336

Net cash outflow from operating activities	(3,449)

17	Reconciliation of net cash flow to movement in net funds

2003 £’000
Increase in cash in the period and movement in net funds in the period	1,872
Net funds at 13 December 2002	—

Net funds at 31 December 2003	1,872

BioProgress plc – Annual Report & Financial Statements 2003	43

18	Analysis of changes in net funds

	At 13 December 2002 £’000	Cash flow £’000	At 31 December 2003 £’000
Cash at bank and in hand	—	1,872	1,872

19	Acquisitions

On 21 May 2003, the company acquired 49,975,001 common stock of $0.001 each and 167,000 Series B preferred stock of $2.50 each in BioProgress Technology International Inc and its subsidiary undertakings, being 100% of its common stock and 100% of its B preferred stock for a consideration of £9,323,000 as detailed below. BioProgress Technology International Inc’s C preferred stock representing approximately 1.2% of that company’s total stock was not acquired by the company. The directors consider the minority interest to be immaterial.

The most recent financial information in relation to BioProgress Technology International Inc shows the following profit and loss account information:

	Period 1 January 2003 to 21 May 2003 £	Year ended 31 December 2002 £
Turnover	47,834	1,534,206
Operating charges	(2,204,188)	(5,865,083)
Operating loss and loss before taxation	(2,156,354)	(4,330,877)
Taxation	—	(105,000)
Appropriations	—	(130,104)

Loss for the period	(2,156,354)	(4,565,981)

The results for the period to 21 May 2003 include the results of US subsidiaries that have been translated into sterling at the average rate for the period of US $1.6072. The results for the year ended 31 December 2002 are the group results for BioProgress Technology International Inc prepared under US GAAP translated into sterling at an average exchange rate of US $1.5106 for the year.

The fair value of the acquisition undertaken in the period was as follows:

	Book value £’000	Adjustments £’000	Fair value £’000
Tangible fixed assets	294	—	294
Debtors	664	—	664
Bank and cash	12	—	12
Bank overdraft	(457)	—	(457)
Other creditors	(3,584)	582	(3,002)
Taxation	(124)	—	(124)

	(3,195)	582	(2,613)

The fair value adjustments were made in respect of the removal of a provision for shares to be issued as part of the total consideration which were bought out as part of the total consideration paid by BioProgress plc.

44	Annual Report & Financial Statements 2003 – BioProgress plc

Acquisitions (Continued)

Total consideration at fair value comprised:

2003 £’000
53,612,544 ordinary shares of £0.01 each	8,579
79,000 convertible 4% preference shares of £0.005 each	246
88,000 4% preference shares of £0.005 each	274
7,366,457 share options	—
4,620,000 warrants	—
Acquisition costs	224

9,323

Of the 53,612,544 ordinary shares of £0.01 issued, 3,637,543 were issued to individuals and entities that had a right to shares in BioProgress Technology International Inc but were never actually issued by that company.

The directors have assessed the fair value of the share options and warrants issued as part of the consideration for the acquisition and consider that they had no significant value at the time as they were issued with the same terms and rights as the options and warrants previously held by BioProgress Technology International Inc and the exercise price exceeded the market value at the time of issue.

	Total consideration at fair value £’000	Fair value of assets acquired £’000	Goodwill arising £’000
Total goodwill capitalised in the period comprised	9,323	(2,613)	11,936

The acquisition during the period made the following contributions to, and utilisations of, group cash flows.

2003 £’000
Net cash outflow from operating activities	(3,113)
Returns on investment and servicing of finance	(5)
Taxation	(112)
Capital expenditure and financial investment	(65)

Decrease in cash	(3,295)

Analysis of net outflow of cash in respect of acquisition:

2003 £’000
Acquisition costs	(224)
Bank overdrafts	(457)

(681)
Cash at bank and in hand acquired	12

(669)

“We have secured an excellent agreement with FMC BioPolymer whereby we share in any exclusive licensing fees, machine sales and film sales, and we also receive a royalty on film regardless of whether developed by BioProgress or FMC.”

BioProgress plc – Annual Report & Financial Statements 2003	45

20	Share options and warrants

Share options

After the acquisition of BioProgress Technology International Inc on 21 May 2003 all of the existing share options in that company amounting to 7,366,457 options were transferred to BioProgress plc. The share options continue to carry the same rights as they did before the acquisition.

The following share options were outstanding over ordinary shares of £0.01 each as at 31 December 2003:

Date option granted	Option price per share	Expiry date	Number of options
27 November 2000	£0.84 ($1.50)	31 December 2005	700,000
23 April 2002	£0.30 ($0.54)	1 February 2005	10,000
1 September 2002	£0.37 ($0.66)	31 December 2004	100,000
10 October 2002	£0.20 ($0.35)	31 December 2005	1,625,000
10 October 2002	*£0.28 ($0.50)	31 December 2005	2,275,000
17 October 2002	£0.34 ($0.60)	1 November 2004	60,000
17 October 2002	£0.56 ($1.00)	1 November 2004	30,000
21 May 2003	£0.18 ($0.33)	31 December 2006	240,000
8 October 2003	£0.52	8 October 2010	712,848
8 October 2003	£0.67	8 October 2010	533,545

			6,286,393

*	1,275,000 of these options can only be exercised if the group makes a pre-tax profit of £1 million in a financial year.

Share options denominated in US dollars have been translated into sterling at the period end exchange rate.

During the period 1,486,393 of share options have been granted, 561,457 have been exercised and 2,000,000 have expired. In addition 5,000 options have been cancelled for employees who have left the group during the period.

The market price of the ordinary shares of £0.01 each at 31 December was 66.5p. The market price ranged from a low of 23.5p to a high of 75p from 22 May 2003 to 31 December 2003.

The share options held by directors are detailed in the Remuneration Report.

Warrants

The company issued 308 unit warrants on the acquisition of BioProgress Technology International Inc to accredited investors who had previously held similar unit warrants in that company prior to its acquisition by BioProgress plc. These warrants continue to carry the same rights as they did before the acquisition. On 13 November 2003 the company issued a further 437 unit warrants under the terms of the registration rights clause included in the terms of the warrants originally issued by BioProgress Technology International Inc. Each unit warrant comprises six share purchase warrants as follows:

Warrant	Exercise price	Number of ordinary shares of £0.01 each
“A”	£0.56 ($1.00)	2,500
“B”	£0.84 ($1.50)	2,500
“C”	£1.12 ($2.00)	2,500
“D”	£1.40 ($2.50)	2,500
“E”	£2.79 ($5.00)	2,500
“F”	£5.59 ($10.00)	2,500

The warrants are denominated in US dollars and have been translated into sterling at the period end exchange rate.

All of the unit warrants can be exercised at any time before 31 December 2006.

46	Annual Report & Financial Statements 2003 – BioProgress plc

21	Capital commitments

The group had no capital commitments at 31 December 2003.

22	Contingent liabilities

BioProgress Technology Limited and BioProgress Technology International Inc have been named as co-defendants in a proceeding against BioProgress Technology International Inc’s former Chief Financial Officer, Mr J Longley, relating to shares of BioProgress Technology International Inc allegedly owned by Mr J Longley but claimed to be the property of the plaintiff. The directors believe the case involves a dispute between the two parties and does not involve the group and therefore does not adversely affect the group’s business.

23	Pensions

Defined Contribution Scheme

The group operates a defined contribution pension scheme for the benefit of the employees. The assets of the scheme are administered by trustees in a fund independent from those of the group.

24	Leasing commitments

Operating lease payments amounting to £123,000 are due within one year. The leases to which these amounts relate expire as follows:

Land and buildings £’000
In five years or more	123

25	Transactions with related parties

At 31 December 2003 the group was owed £162,150 by The Jade Partnership International Inc, a company in which Mr M D Brown, a director of the company, is a controlling shareholder and director.

When BioProgress Technology International Inc and its subsidiary undertakings were acquired by BioProgress plc on 21 May 2003 it was owed £192,116 by The Jade Partnership International Inc.

26	Post balance sheet events

On 5 March 2004 the Board of Directors approved the placing of 10 million ordinary shares of £0.01 each at an issue price of £1.10 per share. The proceeds from the placement are to be used to fund future acquisitions of the Group.

BioProgress plc – Annual Report & Financial Statements 2003	47

Notice of annual general meeting

[GRAPHIC]

“Of the four technologies in the XGEL® family – SWALLOW®, TABWRAP®, NROBE® and SEPTUM® – we have already successfully licensed NROBE®. I am optimistic we will reach agreements with appropriate strategic partners for other XGEL® technologies in the near future.”

BioProgress plc (Registered in England and Wales 4617139)

Notice is hereby given that the first Annual General Meeting of the Company will be held at the London Capital Club, 15 Abchurch Lane, London, EC4N 7BW at 11a.m. on Wednesday, 21 April 2004 for the transaction of the following business:

Ordinary Business

1.	To receive and adopt the financial statements for the period ended 31 December 2003 and receive the Directors’ and Auditors’ reports thereon.

2.	To re-elect Graham Hind as a director of the Company, who retires in accordance with the Articles of Association.

3.	To re-elect Larry Shattles as a director of the Company, who retires in accordance with the Articles of Association.

4.	To reappoint Grant Thornton as auditors to the Company until the conclusion of the next Annual General Meeting of the Company and to authorise the Directors to fix their remuneration.

Special Business

To consider and, if thought fit, pass the following resolutions, of which resolutions 5 and 6 will be proposed as ordinary resolutions and resolution 7 will be proposed as a special resolution:-

5.	That the authorised share capital of the Company be increased from £1,500,850 to £1,800,850 by the creation of an additional 30,000,000 ordinary shares of 1p each ranking pari passu in all respects with the existing ordinary shares in the Company.

6.	That the directors of the Company be generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 (“the Act”) to allot any relevant securities (as defined in section 80(2) of the Act) of the Company up to a maximum aggregate nominal amount of £556,351 during the period of 15 months from the date on which this resolution is passed at the end of which period such authority will expire provided that:

6.1	this authority shall expire at the conclusion of the next annual general meeting of the Company after the passing of this resolution unless previously varied, revoked or renewed by the Company in general meeting;

6.2	the Company shall be entitled to make, prior to the expiry of such authority, any offer or agreement which would or might require relevant securities to be allotted after the expiry of such authority and the directors may allot any relevant securities pursuant to such offer or agreement as if such authority had not expired; and

6.3	all prior authorities to allot relevant securities be revoked but without prejudice to the allotment of any relevant securities already made or to be made pursuant to such authorities; and

7.	That, subject to the passing of resolution 6 set out in the notice convening this meeting,

7.1	the directors of the Company be granted power pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94 of the Act) wholly for cash pursuant to the authority conferred on them by that resolution as if section 89(1) of the Act did not apply to any such allotment provided that this power shall be limited to:

7.1.1	the allotment of equity securities, in connection with a rights issue, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements or legal or practical problems under the laws of, or the requirements of, any regulatory body or any stock exchange or otherwise in any territory; and for the purposes of this resolution rights issue means an offer of equity securities to holders of ordinary shares in proportion to their respective holdings (as nearly as may be);

49	Annual Report & Financial Statements 2003 – BioProgress plc

7.1.2	the allotment (otherwise than pursuant to paragraph 7.1.1 above) of equity securities up to an aggregate nominal value of £112,438; and shall expire at the conclusion of the next annual general meeting of the Company or, if earlier, not more than 15 months from the date of the passing of this resolution unless previously varied, revoked or renewed by the Company in general meeting provided that the Company may, before such expiry, make any offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities pursuant to any such offer or agreement as if the power hereby conferred had not expired; and

7.2	all prior powers granted under section 95 of the Act be revoked provided that such revocation shall not have retrospective effect.

BY ORDER OF THE BOARD

/s/ E EDWARDS

E Edwards Company Secretary
9 March 2004

Registered Office:

14 Hostmoor Avenue

March

Cambridgeshire

PE15 0AX

Notes:

(1)	A member entitled to attend and vote at the above meeting is entitled to appoint a proxy or proxies to attend and vote, on a poll, instead of him. A proxy need not be a member of the Company. A form of proxy is enclosed for the holders of Ordinary Shares.

(2)	The instrument appointing a proxy must reach the Company’s registrars, Capita IRG Plc, not less than 48 hours before the holding of the meeting,

(3)	Pursuant to Regulation 41 of The Uncertificated Securities Regulations 2001, the Company specifies that only shareholders of the Company on the register at 6 p.m. on 19 April 2004 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at the time. Changes to register of members after that time will be disregarded in determining the rights of any person to attend or vote at the meeting.

(4)	Copies of the following documents will be available for inspection at the Company’s registered office during normal business hours on any week day (Saturdays and public holidays excepted) from the date of this notice until the date of the Annual General Meeting and at the place of the Annual General Meeting for 15 minutes prior to and during the meeting:

(a)	the register of directors’ interests in shares of the Company kept in accordance with section 325 of the Companies Act 1985; and

(b)	copies of all service agreements under which directors of the Company are employed by the Company or any subsidiaries.

BioProgress plc – Annual Report & Financial Statements 2003	50

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

Dated: March 25, 2004	/s/ ELIZABETH EDWARDS
Elizabeth Edwards
Chief Financial Officer